Exhibit 2

February 17, 2006

VIA E-MAIL AND FEDERAL EXPRESS

The Board of Directors of WatchGuard Technologies, Inc.

c/o Edward J. Borey, CEO

WatchGuard Technologies, Inc.

505 Fifth Avenue South, Suite 500

Seattle, WA  98104

Dear Members of the Board of Directors:

We would like to express our strong interest in acquiring WatchGuard Technologies, Inc. (the “Company”) via an all-cash merger or tender offer that would provide a significant premium to your current shareholders. Vector Capital Corporation (with its affiliates, “Vector”) is a technology private equity boutique specializing in buyouts, spinouts and recapitalizations of established technology businesses. We have become very familiar with the Company through publicly available sources and numerous conversations with those knowledgeable about the Company and its competitors. We have formed a fundamental investment thesis regarding the Company’s potential in the enterprise security solution sector and have become a significant shareholder of the Company. It now appears clear, however, that the Company’s status as a sub-scale public company is preventing WatchGuard from achieving its potential.

The Company’s shareholders, employees, and customers would all benefit from Vector’s acquisition of the Company. In addition to delivering a value-maximizing premium to current shareholders, such a transaction would relieve all stakeholders from the ongoing risks and costs associated with the hostile environment for small, publicly-traded technology companies. Finally, as a well-capitalized, nimble private company, WatchGuard could more effectively pursue its strategic objectives. We believe that the case in favor of this course of action is compelling and is virtually demanded by the Company’s present circumstances.

We are deeply concerned that there may already be a board-initiated process, or other initiative being pursued, to sell the Company without our involvement. In particular, market rumors suggest that Wachovia Securities has already begun to contact potential buyers. If true, we feel it appropriate—and likely mandated by the Board’s fiduciary duties—to immediately include us in that process and afford us the same access to information and management that is being afforded to other participants. If our information is not accurate, please confirm to us that investment bankers have not been engaged and that no sales process is being considered.

In either event, we request a prompt meeting with the Board to explain our investment philosophy, our concerns with the Company’s present direction and our proposed value-maximizing alternative. As we have demonstrated in our recent acquisitions of Register.com and Corel Corporation, we have significant experience completing transactions that fairly balance the interests of public shareholders and those of the post-transaction stakeholders.

Please call me at (415) 293-5005 at your earliest convenience to arrange our meeting with the Board.

Very truly yours,

Alexander R. Slusky,
President